WRITER'S DIRECT DIAL
(852) 3551-8690

WRITER'S E-MAIL ADDRESS
ning.zhang@morganlewis.com

September 15, 2023

VIA EDGAR

Mr. Kyle Wiley

Mr. Christopher Dunham

Disclosure Review Program

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ATA Creativity Global Form 20-F for the Fiscal Year Ended December 31, 2022 File No. 001-33910

Ladies and Gentlemen:

On behalf of ATA Creativity Global (the “Company”), set forth below are the Company’s responses to your comment letter dated August 31, 2023 (the “Letter”) with respect to the above-referenced Form 20-F (the “2022 Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2023. The Company also undertakes to reflect the comments in the Letter as appropriate in its Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”), subject to further comment(s) from the Commission’s staff (the “Staff”) and the changes of facts or regulations by then, if any.

For your convenience, we have reproduced the comments from the Staff in bold and italic in front of the related response. All references in the Company’s responses to pages and captioned sections are to the 2022 Form 20-F. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the 2022 Form 20-F.

Partners:
Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, David Liao, Charles Mo, Billy Wong, and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Mathew Lewis (New York),

Louise Liu (New York), Vivien Yu (New South Wales),

and Ning Zhang (New York)	Suites 1902-09, 19th Floor
Edinburgh Tower, The Landmark
*China-Appointed Attesting Officer	15 Queen's Road Central	+852.3551.8500
#Notary Public of Hong Kong	Hong Kong	+852.3006.4346

September 15, 2023 - Page 2

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 121

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

The Company respectfully advises the Staff that, the shareholders of the Company can be divided into two types in terms of the securities of the Company they hold. The Company’s American Depositary Shares are listed and traded on the Nasdaq Global Market and thus some of the Company’s shareholders are public shareholders who acquire and hold the Company’s American Depositary Shares with the underlying common shares represented by such American Depositary Shares registered in the name of the depository bank of the Company on the Company’s register of the members, while the other shareholders who hold the common shares of the Company directly were registered as shareholders on the Company’s register of members. For the public shareholders, the Company has no way to learn their shareholding structure nor beneficial owner other than through reviewing the public filings they made (if any), so the Company can only rely on the public filings made by the public shareholders for its submission, particularly the Schedule 13Ds and Schedule 13Gs. For the direct shareholders registered on the Company’s register of members, the Company has conducted due diligence on them when they first became shareholders of the Company and has confirmed with them in writing to the extent reachable practically. As such, the Company made the submission under paragraph (a) that the Company is not owned or controlled by any governmental entity in mainland China as of the date hereof to its best knowledge and based on its examination of the Company’s register of members, public filings made by its shareholders and to the extent reachable practically, written confirmations from its shareholders, and has not otherwise relied upon any legal opinions or other third party certifications such as affidavits as the basis for its submission.

The Company respectfully further advises the Staff that, with respect to its disclosures under paragraphs (b)(2) and (3), it is duly noted that Item 16I(b) requires that the Company provide disclosures for itself and all of its consolidated foreign operating entities, including variable interest entities or similar structures as per your comment below. In addition to the shareholders of the Company, which have been addressed as discussed above, for the subsidiaries of the Company, they are all wholly owned by the Company without other third party shareholders; for the VIE, the only two shareholders of the VIE are Xiaofeng Ma, our Chairman and Chief Executive Officer, and Jun Zhang, our President, both of whom are not governmental entities based on written confirmations we obtained from each of them; the VIE also has a subsidiary not wholly owned by the VIE and the other shareholder of such subsidiary of the VIE is a limited partnership, the only two partners of which are also Xiaofeng Ma and Jun Zhang. As such, the Company made its disclosures under paragraphs (b)(2) and (3) that, as of the date hereof, governmental entities in the jurisdictions in which the Company, subsidiaries of the Company and the VIE are incorporated or otherwise organized, including the Cayman Islands, mainland China, Hong Kong and the British Virgin Islands, hold no shares in the Company, subsidiaries of the Company or the VIE, and Chinese governmental entities have no controlling financial interest in the Company, subsidiaries of the Company or the VIE, to its best knowledge and based on its examination of the register of members, register of shareholders or other equivalent document(s) of each of the Company, subsidiaries of the Company and the VIE, public filings made by the Company’s shareholders and to the extent reachable practically, written confirmations from the shareholders of the Company and the VIE, and has not relied upon any legal opinions or other third party certifications such as affidavits as the basis for its disclosures under paragraphs (b)(2) and (3).

September 15, 2023 - Page 3

2.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), (b)(4), and (b)(5) are provided for “us or the VIE.” We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China that may not be included in your disclosure. Please note that Item 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

•	With respect to (b)(3), (b)(4), and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

The Company respectfully advises the Staff that it is duly noted that Item 16I(b) requires that the Company provide disclosures for itself and all of its consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), the Company respectfully advises the Staff that, the jurisdictions in which the Company’s consolidated foreign operating entities (i.e., its subsidiaries and the VIE) are organized or incorporated include mainland China, Hong Kong and the British Virgin Islands. The Company respectfully further advises the Staff that, to the Company’s best knowledge and based on its examination of the register of members, register of shareholders or other equivalent document(s) of each of the Company, subsidiaries of the Company and the VIE, public filings made by the Company’s shareholders, particularly the Schedule 13Ds and Schedule 13Gs, and to the extent reachable practically, written confirmations from the shareholders of the Company and the VIE, as of the date hereof, governmental entities in the jurisdictions in which the Company, subsidiaries of the Company and the VIE are incorporated or otherwise organized, including the Cayman Islands, mainland China, Hong Kong and the British Virgin Islands, hold no shares in the Company, subsidiaries of the Company or the VIE.

•	With respect to (b)(3), the Company respectfully advises the Staff that, to the Company’s best knowledge and based on its examination of the register of members, register of shareholders or other equivalent document(s) of each of the Company, subsidiaries of the Company and the VIE, public filings made by the Company's shareholders, particularly the Schedule 13Ds and Schedule 13Gs, and to the extent reachable practically, written confirmations from the shareholders of the Company and the VIE, as of the date hereof, Chinese governmental entities have no controlling financial interest in the Company, subsidiaries of the Company or the VIE.

September 15, 2023 - Page 4

•	With respect to (b)(4), the Company respectfully advises the Staff that, to the Company’s best knowledge and based on its examination of the register of directors or other equivalent document(s) of each of the Company, subsidiaries of the Company and the VIE and the written confirmation of each director of the Company, subsidiaries of the Company and the VIE, as of the date hereof, none of the directors of the Company, subsidiaries of the Company and the VIE are officials of the Chinese Communist Party, provided however that, for sake of complete disclosure, the Company would like to respectfully advises the Staff that Zhilei Tong, a director of the Company, is a member of the Chinese Communist Party.

•	With respect to (b)(5), the Company respectfully advises the Staff that, as of the date hereof, the memorandum and articles of association (or articles of association, as applicable) of each of the Company, subsidiaries of the Company and the VIE contain no charter of the Chinese Communist Party, including the text of any such charter.

3.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that, after the Company’s examination of the register of directors or other equivalent document(s) of each of the Company, subsidiaries of the Company and the VIE, it has confirmed in writing with each director of the Company, subsidiaries of the Company and the VIE whether, during their terms of office, they are, were or have been, or act as, acted as or have acted as, an official of the Chinese Communist Party or a member of any committee or similar organization of the Chinese Communist Party, or an officer of Chinese government. To the Company’s best knowledge and based on its examination of the register of directors or other equivalent document(s) of each of the Company, subsidiaries of the Company and the VIE and the written confirmation of each director of the Company, subsidiaries of the Company and the VIE, as of the date hereof, none of the directors of the Company, subsidiaries of the Company and the VIE are officials of the Chinese Communist Party, provided however that, for sake of complete disclosure, the Company would like to respectfully advises the Staff that, Zhilei Tong, a director of the Company, is a member of the Chinese Communist Party. The Company has relied upon the written confirmation of each director of the Company, subsidiaries of the Company and the VIE and has not relied upon other third party certifications such as affidavits as the basis for such response.

September 15, 2023 - Page 5

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company respectfully advises the Staff that, based on the Company’s examination of the memorandum and articles of association (or articles of association, as applicable) of each of the Company, subsidiaries of the Company and the VIE, as of the date hereof, the memorandum and articles of association (or articles of association, as applicable) of each of the Company, subsidiaries of the Company and the VIE do not contain wording from any charter of the Chinese Communist Party. The Company undertakes to make its disclosure pursuant to Item 16I(b)(5) in its 2023 Form 20-F without “knowledge” qualification based on the facts by then.

***

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at +852-3551-8690, or by email at ning.zhang@morganlewis.com.

Sincerely,

/s/ Ning Zhang

Mr. Ning Zhang
of Morgan, Lewis & Bockius LLP

cc:            Mr. Ruobai Sima

ATA Creativity Global